Exhibit 99.1

N   E   W   S     R   E   L   E   A   S   E

Siyata Mobile Inc. Announces Date of 2023 Annual General Meeting and Webcast

VANCOUVER, BC / ACCESSWIRE / July 12, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced it will hold its 2023 Annual General Meeting (AGM) of its stockholders on Thursday, August 3, 2023 at 1p.m. Eastern Time.

The Board of Directors (the “Board”) has set June 28, 2023 as the record date for determining shareholders entitled to receive notice of and vote at the Annual Meeting.

Webcast Details:

Date: Thursday, August 3, 2023

Time: 1 p.m. Eastern Time/10 a.m. Pacific Time

Pre-register for the Annual General Meeting at the following Webcast Link:

https://register.vevent.com/register/BI32ac8f2134534d8f9bc69eeba36e642b

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas
Hayden IR
SYTA@Haydenir.com
646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales
Siyata Mobile Inc.
glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.